EXHIBIT 99.1

Osisko Development Intersects 19.81 g/t Au over 9.80 meters at Cariboo Gold Project, Shaft Zone

MONTREAL, June 22, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. (“Osisko Development” or the “Company”) is pleased to announce the remaining and final drilling results from the 2021 exploration and category conversion drill campaign of its Cariboo Gold Project (“Cariboo”) in central British Columbia.

Summary

  Results released below are from holes IM-21-155 to IM-21-203. Figures 1 and 2 illustrate drillhole location maps.
  A total of 60,272 meters were drilled in 163 holes at the Shaft Zone on Island Mountain in 2021. A total of 10,355 m were drilled in 40 holes at Mosquito Creek on Island Mountain. The final Mosquito Results were reported in a news release on December 7, 2021.
  All holes reported were collared on Shaft Zone, and six holes intersected the Valley Zone deposit at depth, on the east side of the Jack of Clubs fault. See Figure 2 for deposit outlines and Table 1 for detailed results.
  Shaft Zone highlights include 19.81 g/t Au over 9.80 meters in hole IM-21-184 including a high grade sample of 193.00 g/t Au over 0.90 meter.
  Drillhole IM-21-201, collared on Shaft Zone, but drilling through to Valley zone at a depth of 391 meters down hole (250 meters from surface) intersected a mineralized vein corridor at Valley that assayed 24.55 g/t Au over 9.65 meters including a high grade sample of 224.00 g/t Au over 0.55 meters.
  Additional high grade samples include 101.00 g/t Au over 0.50 meter, 159.00 g/t Au over 0.55 meter, 105.00 g/t Au over 0.50 meter, 104.00 g/t Au over 0.50 meter, 130.00 g/t Au over 0.80 meter, 102.50 g/t Au over 0.55 meter and 187.00 g/t Au over 0.60 meter.
  The drill results show continuity of vein corridors from Shaft Zone to Valley Zone along the south east of Shaft, at depth and down plunge into Valley Zone. The Shaft and Valley Zones are separated by the Jack of Clubs fault however mineralized vein corridors are continuous across the fault within the prospective sandstone unit.
  Detailed drilling results and a drill hole location plan map are presented at the end of this release.

Assay Highlights

85.35 g/t Au over 1.00 meter in hole IM-21-155 including
101.00 g/t Au over 0.50 meter
18.80 g/t Au over 6.70 meters in hole IM-21-159 including
159.00 g/t Au over 0.55 meter
39.87 g/t Au over 1.65 meters in hole IM-21-159 including
53.50 g/t Au over 1.15 meters
33.44 g/t Au over 2.10 meters in hole IM-21-161 including
75.80 g/t Au over 0.90 meter
10.22 g/t Au over 7.90 meters in hole IM-21-165
12.35 g/t Au over 5.50 meters in hole IM-21-166 including
105.00 g/t Au over 0.50 meter
65.90 g/t Au over 0.90 meter in hole IM-21-166
21.14 g/t Au over 5.70 meters in hole IM-21-170 including
104.00 g/t Au over 0.50 meter
37.76 g/t Au over 2.00 meters in hole IM-21-171 including
91.20 g/t Au over 0.70 meter
10.09 g/t Au over 5.00 meters in hole IM-21-171
54.04 g/t Au over 1.25 meters in hole IM-21-174 including
85.50 g/t Au over 0.75 meter
12.93 g/t Au over 4.75 meters in hole IM-21-176
14.10 g/t Au over 7.80 meters in hole IM-21-176
23.61 g/t Au over 5.80 meters in hole IM-21-176 including
130.00 g/t Au over 0.80 meter
30.43 g/t Au over 2.05 meters in hole IM-21-178
16.14 g/t Au over 3.35 meters in hole IM-21-181
26.94 g/t Au over 2.40 meters in hole IM-21-182 including
102.50 g/t Au over 0.55 meter
19.81 g/t Au over 9.80 meters in hole IM-21-184 including
193.00 g/t Au over 0.90 meter
58.60 g/t Au over 1.00 meter in hole IM-21-185
20.04 g/t Au over 4.75 meters in hole IM-21-190
40.70 g/t Au over 1.50 meters in hole IM-21-191
71.85 g/t Au over 2.05 meters in hole IM-21-192 including
187.00 g/t Au over 0.60 meter
24.55 g/t Au over 9.65 meters in hole IM-21-201 including
224.00 g/t Au over 0.55 meter and
68.90 g/t Au over 1.15 meters

Maggie Layman, Vice President of Exploration of Osisko Development commented: “We are pleased to report the remaining drill results from our 2021 exploration and category conversion drill campaign. The Shaft Zone and the Valley Zone are separated by the Jack of Clubs fault, a brittle fault structure striking north east and dipping approximately 50 degrees to the west. The 2021 drill campaign indicated vein corridors continuous on both sides of the fault and mineralized zones within the fault, indicating that the Shaft Zone vein corridors continue down plunge within the sandsone and are currently modelled to a depth of 560 meters from surface. The mineralized system remains open down plunge within the sandstone.”

Vein corridors are defined as high-density networks of mineralized quartz veins within the axis of the deposit’s last folding event. These mineralized structures are predominantly hosted within a brittle meta-sandstone or calcareous meta-sandstone. Vein corridors are modelled at a minimum thickness of 2.00 meters and average approximately 4.50 meters true width. Individual mineralized veins within these corridors have widths varying from centimeters to several meters and strike lengths from a few meters to over 50 meters. These corridors have been defined from surface to a vertical depth averaging 300 meters and remain open for expansion at depth and along strike. Gold grades are intimately associated with quartz vein-hosted pyrite as well as pyritic, intensely silicified wall rock vein selvages.

True widths are estimated to be 60% to 75 % of reported core length intervals. Intervals not recovered by drilling were assigned zero grade. Top cuts have not been applied to high grade assays. Complete assay highlights are presented in Table 1 and drill hole locations are listed in Table 2.

Figure 1: Cariboo Gold Project areas overview map (mineralized zones are shown in red) is available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/18ec5342-8286-409a-bf9b-d67724c7a853

Figure 2: Shaft and Valley Zone select drilling highlights is available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/80faba46-f82a-47aa-b69c-13aa30d32185

Qualified Persons

Per National Instrument 43-101 Standards of Disclosure for Mineral Projects, Maggie Layman, P.Geo. Vice President Exploration of Osisko Development Corp., is a Qualified Person and has prepared, validated, and approved the technical and scientific content of this news release.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently stored on site at a secured facility in Wells, BC. Numbered security tags are applied to lab shipments for chain of custody requirements. Quality control (“QC”) samples are inserted at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed, and 250 grams is pulverized. Analysis for gold is by 50g fire assay fusion with atomic absorption (“AAS”) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 1,000g screen metallic fire assay. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (“ICP-AES”) and Inductively Coupled Plasma Mass Spectroscopy (“ICP-MS”).

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other properties in the USA and Mexico, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information about Osisko Development (ODV: TSX-V, NYSE), please visit www.osiskodev.com or contact Osisko Development Corp.:
Jean Francois Lemonde VP Investor Relations jflemonde@osiskodev.com Tel: 514-299-4926

Forward-looking Statements

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, and that the deposit remains open for expansion at depth and down plunge, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions, the ability to continue current production, regulatory framework, the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2021, as amended, which has been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Table 1: Cariboo Gold Project 2021 Length Weighted Drill Hole Gold Composites

HOLE ID		FROM (M)	TO (M)	LENGTH (M)	AU (G/T)	MINERAL ZONE
IM-21-155		272.00	273.00	1.00	85.35	Shaft
	Including	272.50	273.00	0.50	101.00
		392.90	393.70	0.80	7.56	Valley
		399.50	401.30	1.80	4.56
	Including	399.50	400.00	0.50	11.05
		443.15	445.20	2.05	11.78
	Including	443.15	443.75	0.60	21.70
	and	444.70	445.20	0.50	22.10
		450.15	450.65	0.50	8.95
		455.80	457.20	1.40	33.13
	Including	455.80	456.65	0.85	43.50
		503.25	504.15	0.90	4.63
		530.50	531.00	0.50	6.72
IM-21-156	No Significant Assays					Shaft
IM-21-157		179.35	180.55	1.20	6.88	Shaft
	Including	179.35	180.05	0.70	10.85
		239.65	240.25	0.60	3.90
IM-21-158		100.10	101.30	1.20	17.65	Shaft
IM-21-159		47.70	50.20	2.50	3.70	Shaft
	Including	48.20	48.70	0.50	9.89
		101.00	101.50	0.50	4.76
		124.40	124.90	0.50	4.84
		137.25	137.90	0.65	5.22
		154.20	154.70	0.50	10.55
		163.70	164.20	0.50	15.65
		185.00	191.70	6.70	18.80
	Including	187.00	187.85	0.85	14.90
	and	187.85	188.40	0.55	159.00
	and	189.50	190.00	0.50	12.70
	and	190.50	191.70	1.20	12.60
		265.85	266.35	0.50	5.13
		330.40	330.90	0.50	6.81
		341.65	344.95	3.30	13.25
	Including	341.65	342.70	1.05	38.70
	and	344.45	344.95	0.50	5.76
		364.85	366.50	1.65	39.87
	Including	364.85	366.00	1.15	53.50
		403.40	406.00	2.60	5.99
	Including	405.00	405.50	0.50	13.15
		409.90	413.00	3.10	3.87
IM-21-160		212.00	212.85	0.85	32.70	Shaft
		247.35	248.10	0.75	5.28
		258.85	263.00	4.15	5.23
	Including	259.35	260.05	0.70	20.60
		282.70	284.75	2.05	13.48
	Including	282.70	283.55	0.85	21.40
		293.45	294.05	0.60	6.14
		298.20	308.35	10.15	3.88
	Including	298.20	298.70	0.50	11.70
	and	303.35	304.70	1.35	8.56
	and	306.00	306.50	0.50	6.61
IM-21-161		23.70	24.25	0.55	21.30	Shaft
		154.30	154.80	0.50	4.23
		161.00	164.70	3.70	6.95
	Including	162.80	163.30	0.50	10.65
	and	163.30	164.10	0.80	11.50
		170.75	171.70	0.95	11.10
		179.50	182.25	2.75	3.79
	Including	180.15	180.95	0.80	5.56
	and	181.70	182.25	0.55	6.40
		200.80	202.90	2.10	33.44
	Including	200.80	201.70	0.90	75.80
		224.20	225.30	1.10	8.60
	Including	224.70	225.30	0.60	13.75
		249.50	250.00	0.50	5.55
		288.05	288.55	0.50	22.30
		343.00	343.50	0.50	11.15
		357.00	357.50	0.50	24.60
		362.50	363.00	0.50	7.23
IM-21-162		167.20	168.00	0.80	6.91	Shaft
		182.50	183.00	0.50	5.33
		228.50	229.00	0.50	9.71
		264.60	266.25	1.65	3.49
	Including	264.60	265.15	0.55	7.72
		278.60	280.00	1.40	8.59
	Including	278.60	279.40	0.80	13.10
IM-21-163		276.00	276.50	0.50	80.00	Shaft
		352.00	353.20	1.20	22.75
	Including	352.00	352.70	0.70	34.60
		401.85	408.00	6.15	5.38
	Including	403.40	403.90	0.50	9.38
		448.30	448.95	0.65	3.74
		473.20	480.00	6.80	4.72
	Including	475.00	475.80	0.80	7.30
	and	477.20	478.30	1.10	14.40
		506.05	506.55	0.50	30.20
		529.25	529.75	0.50	36.60
		559.85	560.60	0.75	6.32
IM-21-164	Hole Abandoned
IM-21-165		135.20	136.00	0.80	11.00	Shaft
		158.30	166.20	7.90	10.22
	Including	158.30	158.80	0.50	7.24
	and	159.50	160.10	0.60	79.50
	and	162.60	163.10	0.50	32.60
	and	164.80	165.50	0.70	9.31
		169.70	170.70	1.00	12.65
		173.70	175.50	1.80	8.70
	Including	174.70	175.50	0.80	15.90
		186.00	190.00	4.00	10.16
	Including	187.00	188.50	1.50	24.40
		236.30	236.80	0.50	5.80
		259.40	260.40	1.00	7.93
		325.90	326.40	0.50	3.33
		335.50	336.00	0.50	3.36
		341.50	343.20	1.70	3.13
		369.20	372.40	3.20	4.11
	Including	369.20	369.90	0.70	7.50
	and	370.40	370.90	0.50	9.06
IM-21-166		13.75	14.35	0.60	30.90	Shaft
		69.00	70.20	1.20	14.40
		112.50	115.00	2.50	11.72
	Including	113.00	113.50	0.50	16.65
	and	114.50	115.00	0.50	40.70
		120.00	120.50	0.50	3.38
		137.00	137.50	0.50	4.72
		142.70	148.20	5.50	12.35
	Including	143.20	143.70	0.50	105.00
	and	143.70	144.30	0.60	7.55
	and	147.20	147.70	0.50	14.00
		157.75	158.25	0.50	8.95
		165.50	166.30	0.80	5.16
		177.65	180.50	2.85	4.49
	Including	177.65	179.10	1.45	8.21
		191.00	191.90	0.90	65.90
		233.25	234.45	1.20	19.30
		239.50	240.50	1.00	3.32
		249.75	251.40	1.65	19.68
	Including	249.75	250.25	0.50	53.80
	and	250.90	251.40	0.50	10.70
		331.50	332.00	0.50	4.59
		347.60	348.10	0.50	14.35
		352.55	356.05	3.50	5.17
	Including	354.00	354.75	0.75	17.70
		357.70	358.20	0.50	3.29
		374.20	375.75	1.55	4.23
	Including	374.95	375.75	0.80	6.13
IM-21-167		237.60	238.30	0.70	31.50	Shaft
		252.00	253.15	1.15	3.97
		265.95	266.45	0.50	13.95
		294.30	294.80	0.50	4.49
		299.00	299.50	0.50	11.00
		342.10	342.60	0.50	5.21
		361.40	362.30	0.90	3.76
		407.55	408.20	0.65	7.08
IM-21-168		101.30	102.40	1.10	10.55	Shaft
		110.90	114.20	3.30	7.58
	Including	110.90	111.60	0.70	30.00
	and	113.70	114.20	0.50	7.75
		176.65	177.70	1.05	18.81
	Including	176.65	177.20	0.55	34.20
		188.50	189.50	1.00	5.36
	Including	188.50	189.00	0.50	8.73
		206.50	207.00	0.50	3.68
		222.45	223.45	1.00	7.70
	Including	222.95	223.45	0.50	14.30
IM-21-169		58.40	59.90	1.50	3.93	Shaft
	Including	59.40	59.90	0.50	9.28
		113.00	115.50	2.50	4.46
	Including	113.00	113.50	0.50	10.95
	and	115.00	115.50	0.50	8.96
		142.50	143.20	0.70	3.77
		149.25	150.85	1.60	7.97
	Including	149.25	149.85	0.60	13.50
	and	150.35	150.85	0.50	9.27
		156.50	157.50	1.00	4.61
	Including	157.00	157.50	0.50	8.22
		184.80	186.30	1.50	4.99
		198.00	198.90	0.90	4.55
		229.00	229.55	0.55	3.76
		253.10	254.45	1.35	4.05
		334.30	335.90	1.60	12.64
	Including	334.80	335.30	0.50	14.35
	and	335.30	335.90	0.60	19.60
IM-21-170		177.45	177.95	0.50	5.60	Shaft
		272.85	273.55	0.70	7.84
		278.00	278.50	0.50	77.10
		337.70	338.20	0.50	22.20
		341.10	342.70	1.60	5.26
	Including	341.10	341.70	0.60	8.41
		355.40	355.90	0.50	4.12
		361.00	362.00	1.00	12.85
		382.00	387.70	5.70	21.14
	Including	383.10	383.60	0.50	47.50
	and	385.00	385.55	0.55	25.50
	and	385.55	386.10	0.55	22.30
	and	386.60	387.10	0.50	104.00
		399.30	400.00	0.70	5.65	Valley
		406.40	407.60	1.20	27.20
		412.25	413.40	1.15	16.07
	Including	412.25	412.90	0.65	22.40
		417.50	418.00	0.50	3.23
		439.90	441.90	2.00	24.41
	Including	439.90	440.40	0.50	43.60
	and	440.40	440.90	0.50	19.60
	and	440.90	441.40	0.50	32.60
		470.70	471.80	1.10	9.14
	Including	470.70	471.20	0.50	16.40
		497.30	497.80	0.50	3.67
		560.00	561.10	1.10	3.07
IM-21-171		348.60	349.10	0.50	17.90	Shaft
		374.75	379.50	4.75	5.11
	Including	374.75	375.30	0.55	21.40
	and	378.85	379.50	0.65	14.00
		430.00	430.60	0.60	4.09
		473.30	474.20	0.90	4.60
		491.90	492.90	1.00	3.58
	Including	492.40	492.90	0.50	4.57
		496.35	496.85	0.50	4.32
		500.70	501.40	0.70	3.77
		527.50	528.30	0.80	4.37
		602.90	603.40	0.50	3.49
		623.70	624.30	0.60	44.20
		637.00	637.70	0.70	19.50
		662.00	664.00	2.00	37.76
	Including	662.00	662.70	0.70	91.20
		676.80	677.80	1.00	6.11
	Including	677.30	677.80	0.50	10.15
		723.00	728.00	5.00	10.09
	Including	723.00	724.20	1.20	19.70
	and	726.80	727.40	0.60	28.20
IM-21-172		219.95	220.45	0.50	18.45	Shaft
		289.50	293.35	3.85	7.15
	Including	291.00	291.75	0.75	11.25
	and	292.30	292.85	0.55	10.85
IM-21-173		122.50	123.00	0.50	4.43	Shaft
		177.25	177.75	0.50	32.00
		285.80	286.80	1.00	16.72
	Including	285.80	286.30	0.50	28.60
IM-21-174		114.45	115.30	0.85	11.50	Shaft
		323.40	324.00	0.60	7.79
		332.50	333.00	0.50	4.08
		375.80	378.80	3.00	5.10
	Including	377.65	378.80	1.15	11.60
		454.10	454.60	0.50	24.70
		487.80	488.30	0.50	4.61
		492.50	493.75	1.25	54.04
	Including	493.00	493.75	0.75	85.50
		510.00	510.80	0.80	3.87
		598.00	600.65	2.65	5.23
	Including	598.00	598.50	0.50	6.53
	and	599.95	600.65	0.70	14.95
		620.75	621.40	0.65	26.30
		626.30	628.00	1.70	15.45
IM-21-175		113.55	115.40	1.85	6.22	Shaft
	Including	113.55	114.30	0.75	12.40
		173.60	174.45	0.85	19.30
		288.00	288.50	0.50	4.34
IM-21-176		265.25	270.00	4.75	12.93	Shaft
	Including	265.25	265.80	0.55	34.30
	and	268.00	268.80	0.80	7.61
	and	269.30	270.00	0.70	51.70
		276.00	276.75	0.75	14.00
		295.50	296.75	1.25	8.70
		304.95	306.10	1.15	3.09
		368.00	368.50	0.50	4.67
		382.70	390.50	7.80	14.10
	Including	385.20	385.85	0.65	25.70
	and	385.85	386.35	0.50	13.85
	and	388.45	389.30	0.85	34.80
	and	389.30	389.80	0.50	60.50
		408.20	414.00	5.80	23.61	Valley
	Including	408.70	409.25	0.55	42.00
	and	410.80	411.60	0.80	130.00
		426.00	430.00	4.00	3.97
	Including	426.00	427.00	1.00	11.05
	and	429.00	430.00	1.00	4.66
		456.00	456.85	0.85	4.01
		469.00	469.50	0.50	4.58
		472.50	473.55	1.05	3.61
	Including	473.00	473.55	0.55	5.87
IM-21-177		188.50	189.40	0.90	5.44	Shaft
IM-21-178		121.55	122.15	0.60	3.41	Shaft
		284.80	286.85	2.05	30.43
	Including	285.30	285.85	0.55	63.20
	and	286.35	286.85	0.50	47.00
		295.50	297.85	2.35	7.82
	Including	296.65	297.85	1.20	14.00
		329.50	330.00	0.50	5.47
IM-21-179		154.00	155.25	1.25	6.25	Shaft
	Including	154.00	154.60	0.60	10.30
		167.15	168.40	1.25	4.33
	Including	167.15	167.90	0.75	6.37
		229.20	230.00	0.80	3.75
		238.85	241.30	2.45	4.43
	Including	239.40	240.00	0.60	13.20
IM-21-180		102.50	103.00	0.50	3.96	Shaft
		112.15	115.50	3.35	8.49
	Including	112.15	112.75	0.60	6.46
	and	114.85	115.50	0.65	36.20
		128.35	130.25	1.90	8.83
	Including	128.35	128.85	0.50	31.20
		137.25	139.40	2.15	3.43
	Including	138.75	139.40	0.65	8.24
		146.00	146.70	0.70	16.10
		167.00	169.10	2.10	4.08
	Including	167.00	167.75	0.75	10.25
		254.50	255.00	0.50	3.38
		270.50	271.00	0.50	5.75
		351.00	353.15	2.15	8.46
	Including	351.00	352.00	1.00	9.67
	and	352.00	352.50	0.50	15.10
IM-21-181		168.00	168.50	0.50	5.59	Shaft
		502.25	503.25	1.00	4.54
		509.65	510.15	0.50	19.90
		512.25	512.75	0.50	4.10
		529.00	532.35	3.35	16.14
	Including	529.00	529.50	0.50	47.00
	and	529.50	531.00	1.50	14.95
IM-21-182		270.00	272.10	2.10	19.96	Shaft
	Including	270.00	270.60	0.60	39.70
	and	271.60	272.10	0.50	21.60
		275.00	275.50	0.50	4.02
		290.00	291.80	1.80	5.28
	Including	290.50	291.10	0.60	10.95
		342.65	345.05	2.40	26.94
	Including	342.65	343.45	0.80	10.25
	and	344.50	345.05	0.55	102.50
		366.55	368.40	1.85	3.15
		382.00	383.00	1.00	14.10
		413.10	414.10	1.00	11.42	Valley
	Including	413.10	413.60	0.50	17.90
		441.00	442.10	1.10	11.09
	Including	441.00	441.60	0.60	16.15
		474.00	474.60	0.60	7.57
		497.80	498.70	0.90	4.55
		505.90	507.00	1.10	15.65
IM-21-183		113.50	114.00	0.50	10.60	Shaft
		125.90	126.90	1.00	12.54
	Including	125.90	126.40	0.50	20.70
		169.20	170.55	1.35	10.87
	Including	170.05	170.55	0.50	21.50
		233.90	237.10	3.20	6.37
	Including	235.90	237.10	1.20	10.75
IM-21-184		71.20	73.10	1.90	10.38	Shaft
	Including	71.20	72.15	0.95	13.80
		270.50	271.00	0.50	75.70
		278.35	288.15	9.80	19.81
	Including	278.35	279.25	0.90	193.00
	and	283.80	284.30	0.50	25.90
		348.20	348.70	0.50	5.50
		420.00	422.00	2.00	3.55
	Including	420.00	420.70	0.70	7.40
		431.40	432.50	1.10	6.91
IM-21-185		20.00	21.00	1.00	4.67	Shaft
		115.50	117.55	2.05	11.63
	Including	116.75	117.55	0.80	29.10
		135.85	136.35	0.50	5.84
		149.60	151.40	1.80	23.90
	Including	149.60	150.80	1.20	34.80
		158.00	159.00	1.00	58.60
		191.90	192.40	0.50	3.06
		194.50	197.90	3.40	11.89
	Including	195.00	196.40	1.40	24.90
		228.00	231.30	3.30	4.45
	Including	228.00	228.60	0.60	7.83
	and	230.80	231.30	0.50	15.30
IM-21-186		108.25	108.75	0.50	3.03	Shaft
		224.15	225.85	1.70	3.21
	Including	225.35	225.85	0.50	8.66
IM-21-187		300.50	301.00	0.50	26.00	Shaft
		349.40	351.00	1.60	3.86
		386.70	387.20	0.50	40.30
		439.50	440.00	0.50	3.44
		476.00	476.60	0.60	3.51
		550.10	551.50	1.40	7.30
		554.70	555.20	0.50	3.96
		559.10	564.70	5.60	8.42
	Including	559.65	560.25	0.60	29.40
	and	561.10	561.65	0.55	32.00
		573.00	573.50	0.50	4.04
		579.25	581.50	2.25	3.97
		605.00	605.50	0.50	13.80
		611.30	615.20	3.90	8.96
	Including	611.30	611.80	0.50	17.70
	and	611.80	613.10	1.30	14.60
	and	614.60	615.20	0.60	11.30
		619.70	622.00	2.30	9.07
	Including	619.70	620.50	0.80	23.90
		629.30	630.00	0.70	31.50
		639.60	640.30	0.70	63.20
		646.90	649.50	2.60	5.25
	Including	646.90	647.40	0.50	10.80
		679.60	680.10	0.50	3.66
		729.95	730.65	0.70	12.55
		735.75	736.55	0.80	3.64
		748.60	751.00	2.40	18.17
	Including	750.00	750.50	0.50	52.00
	and	750.50	751.00	0.50	21.60
		787.95	791.65	3.70	12.68
	Including	787.95	788.60	0.65	10.05
	and	790.95	791.65	0.70	57.30
		796.70	797.20	0.50	4.73
IM-21-188		83.50	84.00	0.50	12.90	Shaft
		114.80	117.85	3.05	10.11
	Including	115.70	116.20	0.50	47.90
	and	117.25	117.85	0.60	8.68
		130.00	131.40	1.40	9.31
	Including	130.85	131.40	0.55	18.20
		139.10	139.70	0.60	3.16
		158.15	158.65	0.50	3.48
		163.75	164.25	0.50	21.20
		177.90	179.00	1.10	4.29
		238.65	239.15	0.50	9.98
		240.35	240.85	0.50	4.24
		261.60	262.10	0.50	3.70
		284.40	284.90	0.50	3.11
		340.00	341.00	1.00	6.76
	Including	340.00	340.50	0.50	10.80
		351.60	352.10	0.50	3.76
		354.70	355.20	0.50	33.80
		394.90	397.40	2.50	3.65
IM-21-189		116.50	118.00	1.50	3.63	Shaft
	Including	116.50	117.00	0.50	8.07
		119.00	119.80	0.80	3.70
IM-21-190		130.35	130.85	0.50	3.58	Shaft
		219.20	220.20	1.00	3.46
		302.35	303.30	0.95	4.94
		306.15	306.75	0.60	3.76
		320.60	321.30	0.70	3.55
		419.15	423.90	4.75	20.04
	Including	419.15	420.00	0.85	38.00
	and	420.50	421.45	0.95	28.30
	and	421.95	422.45	0.50	29.60
		435.00	435.60	0.60	8.71
		441.95	442.95	1.00	5.94
	Including	442.45	442.95	0.50	9.49
		562.30	562.80	0.50	11.40
		569.60	570.60	1.00	14.20
		572.10	572.60	0.50	5.16
		578.00	580.60	2.60	9.32
	Including	578.00	578.50	0.50	24.60
	and	580.10	580.60	0.50	23.70
		588.50	589.00	0.50	20.40
		594.30	598.70	4.40	7.68
	Including	594.30	595.00	0.70	18.95
	and	597.35	598.00	0.65	27.60
		603.70	604.20	0.50	11.20
		619.00	621.50	2.50	3.21
	Including	620.00	620.80	0.80	6.55
		626.50	628.00	1.50	7.46
		666.00	666.50	0.50	10.90
IM-21-191		26.00	27.40	1.40	24.50	Shaft
		137.00	138.50	1.50	40.70
		153.80	154.40	0.60	28.00
		394.00	394.50	0.50	3.52
		425.80	426.30	0.50	4.06
		427.20	427.75	0.55	3.87
		454.20	458.10	3.90	3.92
	Including	456.60	458.10	1.50	7.03
		473.65	474.15	0.50	5.35
		481.00	481.55	0.55	4.07
		508.70	509.20	0.50	9.29	Valley
		510.00	510.50	0.50	5.58
		513.25	513.75	0.50	4.87
		518.00	518.50	0.50	3.35
IM-21-192		275.05	277.10	2.05	71.85	Shaft
	Including	275.05	275.75	0.70	45.90
	and	276.50	277.10	0.60	187.00
		396.00	397.25	1.25	19.79
	Including	396.50	397.25	0.75	31.60
		426.10	426.60	0.50	7.88
		444.50	445.30	0.80	17.80
		460.70	461.50	0.80	12.30
		480.25	481.25	1.00	5.53
		505.80	506.30	0.50	3.37
IM-21-193		79.35	79.85	0.50	3.62	Shaft
		306.30	307.15	0.85	3.03
IM-21-194	No Significant Assays					Shaft
IM-21-195		60.00	60.50	0.50	31.80	Shaft
		113.35	113.85	0.50	4.42
		127.75	128.25	0.50	4.35
		135.50	136.00	0.50	42.10
		145.50	146.00	0.50	83.50
		190.60	191.10	0.50	6.26
		195.00	195.50	0.50	14.35
		202.75	205.50	2.75	4.07
	Including	204.25	204.75	0.50	13.35
		265.40	266.40	1.00	7.96
	Including	265.40	265.90	0.50	12.80
		286.70	287.20	0.50	7.62
		325.50	326.00	0.50	25.90
		330.45	330.95	0.50	4.60
		409.50	410.00	0.50	3.23
		420.80	424.70	3.90	3.09
	Including	420.80	421.30	0.50	10.40
	and	424.00	424.70	0.70	9.16
IM-21-196	Hole Abondoned					Shaft
IM-21-197		123.00	125.10	2.10	5.60	Shaft
	Including	123.00	124.10	1.10	7.22
		135.50	137.55	2.05	6.96
	Including	135.50	136.40	0.90	13.00
		141.25	141.75	0.50	4.84
		175.50	176.00	0.50	4.02
		184.00	185.50	1.50	3.01
		209.05	211.70	2.65	3.07
	Including	209.05	210.00	0.95	5.13
		219.50	220.00	0.50	50.00
		398.20	401.45	3.25	9.31
	Including	399.20	399.70	0.50	30.90
	and	400.90	401.45	0.55	21.70
		407.20	408.20	1.00	5.12
IM-21-198		120.00	120.65	0.65	14.05	Shaft
		155.90	156.40	0.50	12.55
		160.90	163.00	2.10	5.68
	Including	160.90	161.45	0.55	12.80
		277.95	280.00	2.05	3.13
	Including	279.50	280.00	0.50	6.81
		292.85	295.45	2.60	4.62
	Including	292.85	293.35	0.50	8.66
	and	294.50	295.45	0.95	8.03
		330.20	330.70	0.50	5.48
		349.35	350.00	0.65	48.60
		400.15	405.85	5.70	4.51
	Including	400.15	400.75	0.60	37.50
		455.50	456.50	1.00	10.65
IM-21-199		275.90	278.20	2.30	6.41	Shaft
	Including	275.90	276.50	0.60	8.63
	and	277.70	278.20	0.50	19.15
		412.80	414.40	1.60	5.07
	Including	412.80	413.60	0.80	8.89
		426.00	428.60	2.60	10.84
	Including	426.00	427.30	1.30	12.65
	and	427.80	428.60	0.80	14.65
		439.20	441.10	1.90	13.20
	Including	439.20	439.90	0.70	14.75
	and	439.90	440.50	0.60	21.50
		582.50	583.45	0.95	34.80
		604.85	605.35	0.50	22.90
		623.90	624.40	0.50	4.36
		645.50	646.00	0.50	4.23
		692.80	693.40	0.60	4.80
IM-21-200	No Significant Assays					Shaft
IM-21-201		187.30	187.80	0.50	6.37	Shaft
		301.10	302.60	1.50	16.83
	Including	302.10	302.60	0.50	45.70
		356.00	357.00	1.00	18.15
		391.00	400.65	9.65	24.55
	Including	391.00	392.40	1.40	9.04	Valley
	and	393.80	394.35	0.55	224.00
	and	395.80	396.40	0.60	8.87
	and	397.05	397.95	0.90	14.40
	and	399.50	400.65	1.15	68.90
		423.95	427.05	3.10	4.72
	Including	424.80	425.40	0.60	15.20
	and	426.55	427.05	0.50	6.70
		441.60	442.40	0.80	8.09
		472.20	473.00	0.80	12.05
		483.25	483.75	0.50	4.21
IM-21-202	Hole Abondoned					Shaft
IM-21-203		110.85	111.35	0.50	7.32	Shaft
		121.00	121.50	0.50	4.23
		143.50	145.00	1.50	4.06
		151.50	152.00	0.50	8.06
		189.00	189.50	0.50	14.40
		257.00	257.55	0.55	33.40
		389.60	390.40	0.80	3.17
		395.80	396.75	0.95	6.57
		400.15	401.00	0.85	3.04

    Table 2: Drill Hole Locations and Orientations

HOLE ID	EASTING	NORTHING	ELEV	DIP	AZI	DEPTH (M)
IM-21-155	594995	5884375	1301	-61	127	540
IM-21-156	594287	5884533	1438	-58	142	171
IM-21-157	594580	5884262	1422	-59	333	243
IM-21-158	594671	5884231	1391	-56	154	297
IM-21-159	594796	5884335	1375	-57	306	531
IM-21-160	594579	5884260	1421	-61	325	342
IM-21-161	594673	5884231	1392	-57	322	408
IM-21-162	594579	5884260	1421	-58	316	417
IM-21-163	594995	5884375	1300	-64	127	573
IM-21-164	594673	5884233	1393	-54	322	51
IM-21-165	594673	5884231	1392	-54	322	378
IM-21-166	594796	5884334	1375	-54	305	510
IM-21-167	594580	5884261	1421	-61	332	430
IM-21-168	594672	5884229	1391	-65	298	351
IM-21-169	594795	5884334	1375	-56	303	583
IM-21-170	594994	5884376	1299	-63	131	570
IM-21-171	594649	5884604	1376	-45	132	743
IM-21-172	594672	5884229	1391	-68	307	312
IM-21-173	594579	5884260	1420	-62	319	357
IM-21-174	594697	5884547	1375	-45	125	690
IM-21-175	594672	5884229	1391	-61	302	327
IM-21-176	594994	5884376	1299	-62	135	513
IM-21-177	594580	5884260	1421	-55	315	270
IM-21-178	594916	5884370	1335	-53	141	471
IM-21-179	594580	5884261	1420	-57	306	282
IM-21-180	594795	5884335	1374	-56	296	459
IM-21-181	594739	5884566	1366	-50	123	582
IM-21-182	594994	5884377	1299	-64	137	594
IM-21-183	594580	5884261	1421	-61	301	309
IM-21-184	594916	5884371	1335	-56	140	450
IM-21-185	594794	5884335	1377	-59	304	234
IM-21-186	594580	5884261	1421	-63	306	330
IM-21-187	594607	5884623	1378	-50	135	819
IM-21-188	594794	5884334	1378	-60	300	513
IM-21-189	594580	5884260	1421	-61	297	306
IM-21-190	594738	5884566	1366	-51	135	681
IM-21-191	594915	5884371	1334	-58	140	543
IM-21-192	594995	5884376	1302	-66	125	606
IM-21-193	594582	5884261	1421	-60	135	322
IM-21-194	594582	5884260	1421	-61	138	360
IM-21-195	594795	5884335	1374	-55	300	489
IM-21-196	594739	5884566	1367	-50	126	70
IM-21-197	594794	5884333	1378	-53	298	459
IM-21-198	594915	5884370	1334	-54	145	543
IM-21-199	594739	5884566	1366	-50	126	738
IM-21-200	594582	5884260	1421	-57	141	321
IM-21-201	594995	5884376	1302	-67	121	633
IM-21-202	594792	5884330	1382	-54	300	30
IM-21-203	594796	5884333	1376	-54	300	426